SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

December 21, 2012

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 258 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to BlackRock Multi-Asset Real Return Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 258 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Multi-Asset Real Return Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on December 27, 2012.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 11, 2012 regarding the Trust’s Post-Effective Amendment No. 237 to its Registration Statement filed with the Commission on October 10, 2012 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Sidley Austin (ny) llp is a Delaware limited liability partnership doing business as Sidley Austin and practicing in affiliation with other Sidley Austin partnerships

December 21, 2012

Prospectus: Fee Table

Comment 1: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table and expense example were provided supplementally to the Staff on December 20, 2012.

Comment 2: With respect to the Subsidiary, please make the following representations:

a) Please represent that the adviser of the Subsidiary will have a Section 15 contract with the Subsidiary, or explain why there will not be a Section 15 contract.

b) Please represent that the board of directors of the Subsidiary will be an independent board of directors that complies with Section 10 of the 1940 Act, or, if not, please explain why the proposed composition of the board of directors of the Subsidiary is appropriate.

c) Please represent that officers and directors of the Subsidiary will sign the registration statement of the Trust with respect to the Fund.

d) Please represent that the Subsidiary has designated an agent for the service of process in the United States.

e) Please represent that the financial statements of the Subsidiary will be presented with, or consolidated with, the financial statements of the Fund.

f) Please represent that the holdings of the Subsidiary will be treated as holdings of the Fund for purposes of investment restrictions and limitations.

g) Please represent that the assets of the Subsidiary will be subject to the same custody requirements as those of the Fund (e.g., such assets will be subject to Rules 17f-5 and 17f-7).

Response:

(a) For administrative and other reasons, the Subsidiary will have an advisory contract with BlackRock, but it will not comply with Section 15 of the 1940 Act. The Fund notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between BlackRock and the Trust, on behalf of the Fund.

(b) The Subsidiary will not have a board of directors that complies with Section 10 of the 1940 Act. However, as disclosed in the Registration Statement, the Subsidiary is managed

December 21, 2012

pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. Therefore, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. The Fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the Board of Trustees of the Trust regarding the Subsidiary’s compliance with its policies and procedures. The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Fund. As a result, although the Subsidiary does not have a board of directors that complies with the 1940 Act, the Subsidiary operates subject to the oversight of the Board of Trustees of the Trust.

(c) The appropriate officers and/or directors of the Subsidiary will sign the Registration Statement on behalf of the Subsidiary.

(d) The Fund represents that the Subsidiary will designate an agent for the service of process in the United States.

(e) The Fund represents that, as noted in the Registration Statement, the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.

(f) The Fund represents that, as noted in the Registration Statement, the assets of the Subsidiary are subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund, except that the Subsidiary may invest without limitation in commodity-related instruments.

(g) The Fund represents that the assets of the Subsidiary will be subject to the same custody requirements as the assets of the Fund, including Rules 17f-5 and 17f-7.

Comment 3 : The prospectus currently states that the Fund may invest in derivatives, including total return swaps and credit default swaps. Please explain how the Fund calculated the asset coverage for derivatives, including total return swaps and credit default swaps. Please note that the Commission may, in the future, issue additional guidance regarding total return swaps and credit default swaps, and such guidance may impact the coverage amount requirement and affect the Fund’s use of such instruments in general.

December 21, 2012

Response: As currently disclosed, the Fund intends to use derivative instruments, including total return swaps and credit default swaps. The Fund intends to value derivatives using the fair market value, which will either be the mark to market value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding total return swaps or credit default swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of such instruments and derivatives in general.

Comment 4: The prospectus includes “Concentration Risk” as a primary risk of investing in the Fund. If the Fund expects to concentrate in or have a significant investment in a country, industry or asset class, the prospectus should contain the specific risks associated with that country, industry or asset class.

Response: The Fund does not currently anticipate that it will be concentrated or significantly invested in a particular country, industry or asset class but will include appropriate risk disclosures if such concentration or significant investment occurs in the future.

Prospectus: Performance Information

Comment 5: The “Fund Overview – Performance Information” section currently states that the Fund’s primary benchmarks are the Barclays U.S. Treasury Inflation Protected Securities Index and the Consumer Price Index. Pursuant to the instructions set forth in Form N-1A, the information set forth in the “Performance Information” section should show the returns of the Fund against those of an appropriate broad-based securities market index. The two indexes mentioned can be secondary indexes.

Response: The Fund’s investment objective is to seek to generate returns in excess of the actual rate of inflation over a complete market cycle. The Fund believes that the Barclays U.S. Treasury Inflation Protected Securities Index (the “Barclays Index”) is an appropriate broad-based securities market index as contemplated by the requirements of Item 4 of Form N-1A and that the Consumer Price Index is an appropriate secondary index.

The Barclays Index includes all publicly-issued U.S. Treasury inflation-protected securities that have at least one year remaining to maturity, are rated investment grade and have $250 million or more of outstanding principal amount. As such, it is a broad measure of securities whose returns are linked to the rate of inflation.

December 21, 2012

The Fund will allocate its assets across a combination of inflation sensitive assets. However, in making these allocations, the Fund’s objective is to seek to provide a return in excess of the actual rate of inflation over a complete market cycle.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Benjamin Archibald
Gregory Daddario
John A. MacKinnon